Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Excluding interest on deposits (1)
Income before income taxes	$307,303	289,100	626,335	577,197
Fixed charges, excluding preferred dividends and capitalized interest	11,860	250	26,262	250
Earnings	$319,163	289,350	652,597	577,447
Interest expense	$11,860	250	26,262	250
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	4,397	8,794	8,794
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$16,257	4,647	35,056	9,044
Ratio of earnings to fixed charges and preferred dividends (2)	19.63	62.27	18.62	63.85

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.